UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sibling Group Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
825784101
(CUSIP Number)
Scot Cohen
20 East 42nd Street
16th Floor
New York, New York 10017
347-491-4016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13 , 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825784101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Scot Cohen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,357,144
	(8)	Shared Voting Power 8,569,961
	(9)	Sole Dispositive Power 4,357,144
	(10)	Shared Dispositive Power 8,569,961
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,927,105
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 6.857%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 825784101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) North Haven Equities, LLC 20-4233456
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,513,552
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6513,552
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,513,552
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 3.5%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 825784101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) V3 Capital Partners, LLC 46-4285079
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,056,409
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,056,409
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,056,409
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ x ]
(13)	Percent of Class Represented by Amount in Row (9) 1%
(14)	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer
This Schedule 13D ("Schedule) relates to the Common Stock, par value $0.0001 per share ("Common Stock"), of Sibling Group Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 215 Morris Street, Suite 205, Durham, North Carolina 27701.
Item 2. Identity and Background
(a)
The persons filing this statement are Scot Cohen ("Cohen"), North Haven Equities, LLC ("North Haven"), and V3 Capital Partners, LLC ("V3") (collectively, the "Reporting Persons").
(b)
The principal business address of each of the Reporting Persons is 205 East 42nd Street, 16th Floor, New York, NY 10017.
(c)
Cohen is the Managing Member of each of V3 and North Haven. Each of the Reporting Persons is principally engaged in the business of investing in securities. The principal business of each of the Reporting Persons is conducted at 205 East 42nd Street, 16th Floor, New York, NY 10017.
(d)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
(f)
Cohen is a citizen of the United States of America. Each of the other Reporting Persons are entities organized under the laws of the State of New York.
Item 3. Source and Amount of Funds or Other Consideration
Cohen acquired the Shares beneficially owned by him in connection with a private placement transaction consummated in March 2015. The source of the funds used by Cohen to purchase the Shares in the private placement were general funds held personally by Cohen. The Shares beneficially owned by North Haven and V3 were acquired in consideration for advisory fees paid in connection with the consummation of the private placement transaction.
Item 4. Purpose of Transaction
The Reporting Persons, including Cohen, acquired the Shares in the belief that the Shares represented an attractive investment from a long-term perspective. The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; or (ii) dispose of any or all of their Securities in the open market or otherwise.
Item 5. Interest in Securities of the Issuer.
(a)
As of the date of this statement, the Reporting Persons beneficially owned an aggregate of 12,927,105, representing 6.857% of the Issuer's outstanding Shares as of the date of this statement. Beneficial ownership was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(b)
1. Cohen has sole voting and disposition power over 4,357,144 Shares. In addition, Cohen shares voting and disposition power over a total of 8,569,961 Shares, representing 6,513,552 Shares held by North Haven and 2,056,409 Shares held by V3.

2. North Haven has shared voting and disposition power over 6,513,552 Shares.

3. V3 has shared voting and disposition power over 2,056,409 Shares.
(c)
N/A
(d)
N/A
(e)
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 21, 2015

By:	/s/ Scot Cohen

Name: Scot Cohen